Exhibit 99.1

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Announcement Summary

Entity name

BIONOMICS LIMITED

Date of this announcement
Wednesday July 20, 2022

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code Security description BNOAO OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	Total number of +securities to be issued/transferred Issue date 7,700,000 15/07/2022

Refer to next page for full details of the announcement

Exhibit 99.1

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 1 - Entity and announcement details

1.1 Name of entity
BIONOMICS LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type ABN 53075582740

1.3 ASX issuer code BNO

1.4 The announcement is

New announcement

1.5 Date of this announcement 20/7/2022

Notification of Issue, Conversion or Payment up of Unquoted 2 / 7

Exhibit 99.1

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

has an existing ASX security code ("existing class")

Exhibit 99.1

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

BNOAO : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Date the +securities the subject of this notification were issued
15/7/2022

Will these +securities rank equally in all respects from their issue date with the existing issued

+securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP Name of registered holder Number of +securities

Adrian Hinton 2,000,000

Connor Bernstein 3,500,000

Elizabeth Doolin 2,000,000

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

A summary of the terms of the Employee Incentive Scheme were included in the Notice of Meeting lodged with ASX on 1 November 2021 at https://www.asx.com.au/asxpdf/20211101/pdf/452ftb7z9qmh00.pdf and approved by shareholders on 2 December 2021.

Any other information the entity wishes to provide about the +securities the subject of this notification

Notification of Issue, Conversion or Payment up of Unquoted 4 / 7

Exhibit 99.1

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Issue details

Number of +securities
7,700,000

Notification of Issue, Conversion or Payment up of Unquoted 5 / 7

Exhibit 99.1

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +Securities (Total number of each +class of +securities quoted)

Total number of securities on issue

ASX +security code and description

BNO : ORDINARY FULLY PAID 1,353,350,744

4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX)

Total number of securities on issue

ASX +security code and description

BNOAO : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 86,756,617

BNOAS : WARRANTS 142,000,000

Notification of Issue, Conversion or Payment up of Unquoted 6 / 7

Exhibit 99.1

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2
13